Exhibit 99.25

NexTech to Present at the Spring Investor Summit on April 1st

New York, NY and Toronto, ON – March 29, 2019 – NexTech AR Solutions (the “Company” or “NexTech”) (OTC: NEXCF) (CSE: NTAR) (FSE:N29) announced today that NexTech CEO Evan Gappelberg will present an overview of the Company’s business in New York, at the Spring Investor Summit (https://microcapconf.com) on April 1, 2019 at the Essex House from 4:00-4:30 PM in Track 2. The conference will feature 200 presenting companies, 1,200 institutional and retail investors, 2,000 one-on-one meetings, expert speakers, and industry panels.

The Spring Investor Summit (formerly The MicroCap Conference) is an exclusive event dedicated to connecting small and micro-cap companies with high-level institutional and retail investors.

NexTech is bringing a next generation web-enabled augmented reality (AR) platform with artificial intelligence (AI) and analytics using an xAPI to the cannabis industry, eCommerce, education, training, healthcare and video conferencing. NexTech’s ‘full funnel’ end-to-end eCommerce solution for the AR industry includes offering 3D product capture, 3D ads for Facebook and Google as well as ‘Try it On’ technology for online apparel, 3D and 360 degree product views and ‘one click buy.’ The platform is affordable, scalable, customizable, and most importantly, easy to integrate within an existing web interface, making NexTech one of the leaders in the rapidly growing AR industry, estimated to hit $120 billion by 2022, according to Statista.

About NexTech AR Solutions Corp.

NexTech is bringing a next generation web enabled augmented reality (AR) platform with Artificial Intelligence (AI) and analytics to the Cannabis industry, eCommerce, education, training, healthcare and video conferencing. Having integrated with Shopify, Magento and Wordpress its technology offers eCommerce sites a universal 3D shopping solution. With just a few lines of embed code, the company’s patent-pending platform offers the most technologically advanced 3D-AR, AI technology anywhere.  Online retailers can subscribe to NexTechs state of the art, 3D-AR/AI solution for $79/mo. The company has created the AR industries first end-to-end affordable, intelligent, frictionless, scalable platform. To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.
“Evan Gappelberg”
CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

Media contact:

Erin Hadden

FischTank Marketing and PR

ehadden@fischtankpr.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.